Mail Stop 3561

				July 22, 2005

James McDonald
Chief Financial Officer
Rocky Shoes and Boots, Inc.
39 East Canal Street
Nelsonville, OH 45764

		RE:	Rock Shoes and Boots, Inc.
			File No. 0-21026
			Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005

Dear Mr. McDonald:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated July 15, 2005.
Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2004

1. We note your response to comment two of our letter dated June
15,
2005. Please provide to us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss), and asset information for each operating segment identified. See paragraph 18 of SFAS no. 131.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.






`
		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Mr. James McDonald
Rocky Shoes and Boots, Inc.
July 22, 2005
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